SECURITIE 08032710 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51025

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vista Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9400 N. Central Expressway, Suite 1625
(No. and Street)

Dallas	TX	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

AUG 29 2008

Washington, DC 111

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 24 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert G. Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vista Securities, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Robert G. Hughes

Signature

Chief Financial Officer

Title

Notary Public

PAULINE GALINDO
My Commission Expires
February 23, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VISTA SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2008

VISTA SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Vista Securities, Inc.

We have audited the accompanying statement of financial condition of Vista Securities, Inc. as of June 30, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Securities, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
August 20, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

VISTA SECURITIES, INC.
Statement of Financial Condition
June 30, 2008

ASSETS

Cash	$ 537
Receivable from brokers-dealers and clearing organizations	402,634
Securities owned	1,296,268
Property and equipment net of accumulated depreciation of $16,834	2,343
Other assets	2,493
	$1,704,275

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 5,000
Payable to brokers-dealers and clearing organizations	1,248,937
Interest payable – related party	600
State income tax payable	4,300
	1,258,837
Liabilities subordinated to claims of general creditors – related party	300,000
	1,558,837
Stockholder's equity	
Common stock, 1,000,000 shares authorized with no par value, 1,000 shares issued and outstanding	21,100
Retained earnings	124,338
Total stockholder's equity	145,438
	$1,704,275

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Income
For the Year Ended June 30, 2008

Revenues	
Gains or losses on firm securities trading accounts	$ 1,293,602
Interest income	122,240
Other income	35,350
	1,451,192
Expenses	
Commissions and clearance paid to other brokers	107,046
Employee compensation and benefits	1,111,525
Communications	31,834
Occupancy and equipment costs	16,938
Promotional costs	6,834
Interest expense	146,919
Regulatory fees and expenses	2,372
Other expenses	29,410
	1,452,878
Income (loss) before income taxes	(1,686)
Provision for state income taxes	(2,981)
Net income (loss)	$ (4,667)

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2008

	Common Stock	Retained Earnings	Total
Balances at June 30, 2007	$ 21,100	$ 229,005	$ 250,105
Dividends paid		(100,000)	(100,000)
Net income (loss)		(4,667)	(4,667)
Balances at June 30, 2008	$ 21,100	$ 124,338	$ 145,438

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2008

Balance, at June 30, 2007	$ 100,000
Increases	200,000
Decreases	-0-
Balance, at June 30, 2008	$ 300,000

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities	
Net income (loss)	$ (4,667)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	1,561
Change in assets and liabilities	
Decrease in receivable from brokers-dealers and clearing organizations	177,848
Decrease in securities owned	1,725,061
Increase in other assets	(1,288)
Decrease in payable to brokers-dealers and clearing organizations	(1,707,990)
Decrease in notes payable – related parties	(180,000)
Decrease in bonus payable	(110,000)
Net cash provided (used) by operating activities	(99,475)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Dividends paid	(100,000)
Increase in liabilities subordinated to claims of general creditors – related party	200,000
Net cash provided (used) by financing activities	100,000
Net increase in cash	525
Cash at beginning of year	12
Cash at end of year	$ 537

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 146,919
Income taxes	$ 2,981

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Notes to Financial Statements
June 30, 2008

Note 1 - Summary of Significant Accounting Policies

Vista Securities, Inc. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas corporation. Substantially all of the Company's revenues are derived from the trading of debt securities for its own account.

Purchases and sales of securities and commission revenue and expense are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase/decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain income and expenses included in the determination of net income are non-deductible or non-taxable for tax reporting purposes.

Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2008, the Company had net capital of approximately $370,900 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

Property and equipment and related accumulated depreciation are as follows.

	Cost	Accumulated Depreciation	Net
Property and equipment	$ 19,177	$ (16,834)	$ 2,343

Depreciation expense for the period ended June 30, 2008 was $1,561 and is shown in occupancy and equipment costs.

Note 5 - Subordinated Borrowings – Related Party

Borrowings under subordination agreements at June 30, 2008 are as follows:

Subordinated note to stockholder – 4%, due March 31, 2009	$ 100,000
Subordinated note to stockholder – 4%, due June 30, 2011	100,000
Subordinated note to stockholder – 4% due January 31, 2011	100,000
	$ 300,000

Note 5 - Subordinated Borrowings – Related Party, continued

The subordinated borrowings are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest paid and accrued to the related party was $5,667 for the year ended June 30, 2008.

Note 6 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payment under the leases at June 30, 2008 are as follows:

Year Ending June 30,	
2009	$ 13,595
2010	14,008
2011	14,420
2012	1,205
	$ 43,228

Rental expense for the year ended June 30, 2008 was $14,162 and is reflected in occupancy and equipment costs.

Note 7 - Federal Income Taxes

At June 30, 2008, the Company has net operating losses of approximately $11,524 which would be carried forward to offset against future taxable income. This net operating loss carryforward would expire as follows:

Year Ending June 30,	
2026	$ 11,524

The tax benefit from the net operating loss carryforward of $11,524 has not been reported in these financial statements because the Company believes it is likely that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

Note 7 - Federal Income Taxes, continued

	Deferred Tax Asset June 30, 2007	Current Period Changes	Deferred Tax Asset June 30, 2008
Federal	$ 3,553	$ (1,824)	$ 1,729
Valuation allowance	(3,553)	1,824	(1,729)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

In May 2006, the State of Texas adopted House Bill 3 ("HB3"), which modified the state's franchise tax structure, replacing the previous tax based on capital or earned surplus with a margin tax (the Texas Margin Tax), which is applicable to corporations, effective with franchise tax reports filed on or after January 1, 2008. Although HB3 states that the Texas Margin Tax is not an income tax, the Company believes that SFAS No. 109, applies to the Texas Margin Tax and is reflected as a state income tax.

Note 8 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2008

Schedule I

VISTA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 145,438
Add:		
Liabilities subordinated to claims of general creditors		300,000
Total capital and allowable subordinated liabilities		445,438
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ 2,343	
Other assets	2,493	(4,836)
Net capital before haircuts on securities positions		440,602
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Exempted securities	69,250	
Other securities	452	(69,702)
Net capital		$ 370,900

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable	$ 5,000
Interest payable – related party	600
State income tax payable	4,300
Total aggregate indebtedness	$ 9,900

Schedule I (continued)

VISTA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 660
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 270,900
Excess net capital at 1000%	$ 369,910
Ratio: Aggregate indebtedness to net capital	.03 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

VISTA SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended June 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
Vista Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Vista Securities, Inc. (the "Company"), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

END

Dallas, Texas
August 20, 2008